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August 20, 2012

VIA EDGAR AND HAND DELIVERY

Mr. Daniel F. Duchovny

Special Counsel—Office of Mergers & Acquisitions

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	GMX Resources Inc.

Schedule TO-I

File No. 005-62077

Filed August 9, 2012

Dear Mr. Duchovny:

Set forth below are the responses of GMX Resources Inc., an Oklahoma corporation (the “Company,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 16, 2012, with respect to the Company’s Issuer Tender Offer Statement on Schedule TO-I, filed with the Commission on August 9, 2012, File No. 005-62077 (the “Schedule TO-I”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”) and delivering to holders of our 5.00% Senior Convertible Notes due 2013 and our 4.50% Senior Convertible Notes Due 2015 the First Supplement to Offering Memorandum (the “Supplement”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1 including the Supplement, together with three copies of Amendment No. 1 that are marked to show all revisions to the Schedule TO-I.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Austin                Beijing                 Dallas                Houston                 London                New York                The Woodlands                Washington, DC

Mr. Daniel F. Duchovny

August 20, 2012

Schedule TO-I

Item 3. Identity and Background of Filing Person

1.	Please revise your disclosure responsive to Items 3 and 5 to include this disclosure in the offer document as delivered to security holders.

Response:

As requested by the Staff, we have included this disclosure in the Supplement. Please see pages 1-2 of the Supplement.

Item 10. Financial Statements

2.	We note that you incorporated your financial statements by reference to your annual report on Form 10-K. Please revise your disclosure to include the summarized financial information required by Item 1010(c) of Regulation M-A. See instruction 6 to Item 10 of Schedule TO. We note that you provided the disclosure required by Item 1010(c)(5) in the Schedule TO. Please ensure that this disclosure is included in the offer document as delivered to security holders.

Response:

As requested by the Staff, we have included updated selected historical consolidated financial data in the supplement to respond to Instruction 6 to Item 10 of Schedule TO insofar as it relates to Item 1010(c) of Regulation M-A (including the Staff’s interpretation of such Items and Instructions set forth in the Division of Corporation Finance: Manual of Telephone Interpretations, Third Supplement (July 2001, including interpretations added since July 2000), Section I. Regulation M-A, subsection H. Financial Statements, Question 7). Please see page 6 of Amendment No. 1 and pages 2-3 of the Supplement.

Offer to Purchase

Incorporation by Reference, page v

3.	We note your attempt to incorporate by reference “any future filings the Company makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offering Memorandum and prior to the expiration or termination of the Exchange Offers” in the offer to purchase. Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Mr. Daniel F. Duchovny

August 20, 2012

Response:

We acknowledge the Staff’s comment and have revised the section entitled “Incorporation by Reference; Additional Information” to remove all references to forward incorporation by reference. Please see pages 4-5 of the Supplement.

Description of the Exchange Offers

Expiration Date; Withdrawal Deadline, page 23

4.	We note your statement that you may terminate the offers “if any condition is not satisfied on or after the Expiration Date” (emphasis added). This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise.

Response:

We acknowledge the Staff’s comment and have included disclosure in the Supplement to clarify that all conditions to the Exchange Offers must be satisfied or waived prior to the expiration of the Exchange Offers. Please see page 1 of the Supplement.

Withdrawal of Tenders, page 26

5.	Refer to the second sentence in the first paragraph. It is unclear how your disclosure complies with the requirements of Rule 13e-4(f)(2). Please advise or revise.

Response:

We acknowledge the Staff’s comment and have modified the disclosure in the Supplement to make clear that, should the Company be unable to consummate an Exchange Offer, all Convertible Notes tendered will be returned to the holders thereof. Please see page 1 of the Supplement.

Conditions to the Exchange Offers, page 27

6.	Your ability “to terminate the Exchange Offers … for any reason or no reason” renders the offers illusory. Please revise your offer document to eliminate this right.

Response:

We acknowledge the Staff’s comment and have included disclosure clarifying that the Company may only terminate an Exchange Offer if a condition is not met and has not been waived by us prior to the expiration date or if we are required to do so under applicable law. Please see page 1 of the Supplement.

Mr. Daniel F. Duchovny

August 20, 2012

7.	We refer to the first full paragraph on page 28. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase “regardless of the circumstances, including action or inaction by us, giving rise to any such condition” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

Response:

We acknowledge the Staff’s comment and have added clarifying disclosure in the Supplement. Please see page 1 of the Supplement.

8.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response:

We acknowledge the Staff’s comment and have included disclosure in the Supplement to clarify that all conditions to the Exchange Offers must be satisfied or waived prior to the expiration of the Exchange Offers. Please see page 1 of the Supplement.

Certain U.S. Federal Income Tax Considerations, page 99

9.	Provide an analysis supporting your reference to Treasury Department Circular 230 on page 109 or delete the legend.

Response:

We acknowledge the Staff’s comment and have deleted the legend. Please see page 5 of the Supplement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since you are in possession of all facts relating to the disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

Mr. Daniel F. Duchovny

August 20, 2012

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

On behalf of the Company, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (713) 220-4301 or davidbuck@andrewskurth.com.

Very truly yours,

/s/ David C. Buck

David C. Buck

cc:	Michael J. Rohleder, GMX Resources Inc.

James A. Merrill, GMX Resources Inc.

Henry Havre, Andrews Kurth LLP